EXHIBIT 12.1
Brandywine Realty Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions
(in thousands)

	For the years ended December 31,
	2008		2007		2006	2005	2004
Earnings before fixed charges:
Add:
Income (loss) from continuing operations before minority interest and equity in earnings from unconsolidated real estate ventures (a)	$5,527		$12,529		$(32,710)	$25,502	$46,704
Distributed income of equity investees	7,639		6,900		2,150	2,972	2,534
Amortization of capitalized interest	2,801		2,170		1,508	1,183	887
Fixed charges — per below	166,305		180,926		181,062	84,422	59,077
Less:
Capitalized interest	(16,338)		(17,476)		(9,537)	(9,603)	(3,030)
Preferred Distributions of consolidated subsidiaries	—		—		—	—	(832)

Earnings before fixed charges	$165,934		$185,049		$142,473	$104,476	$105,340

Fixed charges and Preferred Distributions:
Interest expense (including amortization)	$148,220		$161,674		$170,214	$73,918	$54,610
Capitalized interest	16,338		17,476		9,537	9,603	3,030
Ground leases and other	1,747		1,776		1,311	901	605
Distributions to preferred unitholders in Operating Partnership	—		—		—	—	832

Total Fixed Charges	166,305		180,926		181,062	84,422	59,077

Income allocated to preferred shareholders	7,992		7,992		7,992	7,992	9,720

Total Preferred Distributions	7,992		7,992		7,992	7,992	9,720

Total combined fixed charges and preferred distributions	$174,297		$188,918		$189,054	$92,414	$68,797

Ratio of earnings to combined fixed charges and preferred distributions		(b)		(b)	(b)	1.13	1.53

(a)	Amounts for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been reclassified to present properties sold. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.

(b)	Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $8,363 for the year ended December 31, 2008, $3,869 for the year ended December 31, 2007 and $46,581 for the year ended December 31, 2006 to achieve a coverage ratio of 1:1.